EXHIBIT 99.1

News for Immediate Release

Electrovaya Launches ElvaPulse™ 1500 High-Power Energy Storage

Platform for Data Center and Mission-Critical Power Applications

Offering nearly 3 MWh of energy with up to 7 MW of continuous power for demanding data center, AI infrastructure and critical-power applications

Initial deliveries targeted for Q2 2027 from Electrovaya’s Jamestown, NY manufacturing facility, designed to support 48E Investment Tax Credit eligibility

Toronto, Ontario – July 30, 2026 – Electrovaya Inc. (“Electrovaya” or the “Company”) (Nasdaq: ELVA; TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, today announced the launch of ElvaPulse™ 1500, a new high-power stationary battery energy storage system (“BESS”) platform.

Artificial intelligence is reshaping data center power demand, which the International Energy Agency projects will more than double by 2030. AI workloads draw power unevenly, with frequent, large surges that put facility uptime at risk. Meeting that challenge requires storage designed to deliver large bursts of power on demand. ElvaPulse™ 1500 was purpose-built to close that gap.

ElvaPulse™ 1500 is the first product introduced under Electrovaya’s new ElvaPulse stationary energy storage portfolio. This product leverages the proprietary ceramic separator design underpinning Electrovaya’s Infinity Battery Technology, which has been validated across more than 30,000 battery systems operating in demanding industrial environments. The family is being developed for demanding applications where enhanced safety, rapid power delivery, frequent cycling, and long operating life are essential, including AI and data center infrastructure, resilient microgrids, industrial power management, critical backup power, peak-demand management and renewable-energy firming.

Built around a modular 20-foot container and a 1500 VDC architecture, ElvaPulse 1500 provides up to 2.88 MWh of nominal energy capacity and can be configured to deliver up to approximately 7 MW of continuous power with industry leading cycle life.

This power-to-energy ratio allows ElvaPulse 1500 to discharge its full rated capacity in under 30 minutes — well above the roughly 2- to 4-hour duration profile of most utility-scale lithium-ion BESS platforms on the market today. Electrovaya believes this makes ElvaPulse 1500 one of the highest power-density containerized stationary battery systems commercially available. That power density translates into a smaller site footprint and lower balance-of-system costs relative to lower-power-density alternatives.

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“Data centers and other mission-critical facilities are pushing the energy storage industry toward higher and higher power delivery, and ElvaPulse 1500 was purpose-built to meet that need,” said Raj DasGupta, Chief Executive Officer of Electrovaya. “With up to 7 MW of continuous power from a single 20-foot container, ElvaPulse 1500 offers the highest power density available in a stationary lithium-ion platform today, while bringing the proven safety and longevity of our Infinity Battery Technology to these demanding applications. We designed this platform to give customers the flexibility to configure power, runtime and footprint around their specific requirements.”

Electrovaya has initiated certification activities for ElvaPulse 1500 under UL 1973 and UL 9540, with completion currently targeted for the first quarter of CY-2027. The Company is already in active discussions with hyperscale and energy developers on ElvaPulse deployments, and is accepting production reservations now, with initial deliveries targeted to begin in the second quarter of CY-2027 from its Jamestown, New York manufacturing facility. The ElvaPulse platform is designed to support customer eligibility for the Section 48E Investment Tax Credit, including the domestic content bonus credit and compliance with Foreign Entity of Concern (FEOC) material assistance requirements under the One Big Beautiful Bill Act, subject to projectspecific structuring and each customer’s own tax position.

Electrovaya will showcase the ElvaPulse 1500 at three upcoming industry events: ACP RECHARGE: Energy Storage Conference, September 22–24 in Aurora, Colorado; Yotta 2026, September 28–30 in Las Vegas, Nevada; and RE+ 26, November 16–19 in Las Vegas, Nevada. Electrovaya representatives will also participate in speaking sessions addressing high-power energy storage and emerging critical-power applications.

Electrovaya Media Contact:

ICR Inc.

electrovaya@icrinc.com

Investor Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

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About Electrovaya Inc.

Electrovaya Inc. (NASDAQ: ELVA; TSX: ELVA) is a technology-driven lithium-ion battery company commercializing its proprietary Infinity Battery Technology, designed for superior safety, longevity, and performance in mission-critical industrial, robotics, defense and energystorage applications. The Company leverages a strong intellectual-property portfolio and advanced materials expertise to deliver durable, high-value battery solutions to global OEMs and end users. To support growing demand and advancing energy-security and national-security objectives, Electrovaya is expanding U.S. manufacturing through its 52-acre Jamestown, New York site, which includes a 137,000-square-foot facility planned as its first gigafactory. Electrovaya also operates two Canadian sites focused on research, engineering, and product commercialization. For more information, please visit www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements including with respect to the expectation that Electrovaya’s energy storage solutions and ElvaPulse™ products will contribute to revenue and be meaningfully accretive to Electrovaya’s earnings and cash flows over time, provide other benefits and opportunities including but not limited to potential adoption of Electrovaya’s products and technology in new applications such as AI data centers and mission-critical energy infrastructure, the release and ready date, the expected certification schedule and the eligibility for Investment Tax Credits like 48E under the BBBA or other incentives. Such forward-looking statements can generally be identified by the use of words such as “may,” “will,” “could,” “should,” “would,” “likely,” “possible,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “plan,” “objective,” “seed,” “growing” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to new technologies, products and production roadmaps, and aggregate sales are based on an assumption that the Company’s customers and users, including Amazon, will collaborate on development of and deploy its products in accordance with communicated intentions. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company’s customers, including inflation and tightening credit availability due to systemic bank risk, economic conditions generally and their effect on consumer demand and capital availability, labor shortages, supply chain constraints, and end users’ demand for and use of products, which effects are not predictable. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2025 under “Risk Factors,” and in the Company’s most recent annual Management’s Discussion and Analysis under “Qualitative and Quantitative Disclosures about Risk and Uncertainties,” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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